NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DC

P.E.
11-9-07



DIVISION OF
CORPORATION FINANCE

07081741

November 20, 2007



RECD S.E.C.
NOV 2 0 2007
1086

Charles Burger
Assistant General Counsel
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

Act: 1934
Section: 14A8
Rule:
Public Availability: 11/20/2007

Re: Family Dollar Stores, Inc.
Incoming letter dated November 9, 2007

Dear Mr. Burger:

This is in response to your letter dated November 9, 2007 concerning the shareholder proposal submitted to Family Dollar by the New York City Employees' Retirement System. On November 6, 2007, we issued our response expressing our informal view that Family Dollar could exclude the proposal for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

PROCESSED
NOV 2 9 2007
THOMSON
FINANCIAL

Jonathan A. Ingram
Deputy Chief Counsel

cc: Janet G. Kelley
Senior Vice President
and General Counsel
Family Dollar Stores, Inc.
Corporate Legal Department
10401 Monroe Road
Matthews, NC 28105



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

CHARLES BURGER
ASSISTANT GENERAL COUNSEL

TELEPHONE: (212) 669-4952
FACSIMILE: (212) 815-8551
CBURGER@COMPTROLLER.NYC.GOV

November 9, 2007

BY EMAIL AND EXPRESS MAIL

John W. White
Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Family Dollar Stores, Inc.;
Shareholder Proposal submitted by New York City Employees' Retirement System

Dear Mr. White:

The New York City Employees' Retirement System (the "Fund") requests reconsideration by the Division of Corporation Finance (the "Division") of the no-action letter (the "No-Action Letter") that the Staff of the Division issued on November 6, 2007 to Family Dollar Stores, Inc. ("the Company")*. The Fund's shareholder proposal (the "Proposal") had requested that, in light of the recent waves of product recalls, the Company issue "a report evaluating Company policies and procedures for systematically minimizing customers' exposure to toxic substances and hazardous components in its marketed products." The Proposal, on its face, relates to substantial, significant policy issues, as confirmed by recent, well-publicized statements and actions by both the President and Congress addressing this precise issue, described in the Fund's October 19, 2007 letter to the Staff. Nonetheless, Staff issued the No-Action Letter, which stated that the Company could omit the Proposal under Rule 14a-8(i) (7) because the Proposal relates to "ordinary business operations (i.e. sale of particular products)."

As noted, with supporting examples, in *Staff Legal Bulletin 14C* (June 28, 2005):

> To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the

* The No-Action letter and the Company's and Fund's respective letters to Staff are Exhibit A to this Request.

> environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

The Fund's Proposal seeks precisely such a report on minimizing documented current risks to the public's health, such as those from dangerous, now-recalled products that the Company itself has sold. As such, Staff erred in permitting the exclusion of the Proposal under Rule 14a-8(i)(7), as ostensibly relating merely to the "ordinary business" of "the sale of particular products."

We note further that the intense and continuing public policy interest in this matter is underscored by the release this week of the Import Safety Plan prepared at the direction of President Bush (available at www.importsafety.gov/report/actionplan.pdf). The President's Plan aims at substantially the same policy objectives as the Fund's Proposal by specifically calling on importers and retailers to increase transparency in their operations and to commit more resources to testing products and stemming the flow of tainted consumer products into American households. The President's Plan confirms that the public health issue at the heart of the Fund's Proposal goes far beyond "ordinary business."

Accordingly, we respectfully request that upon reconsideration, the Division direct that the No-Action Letter be withdrawn, and the Company's request for "no-action" relief denied.

Thank you for your consideration.

Sincerely,



Charles Burger

Cc: Janet G. Kelley,
Senior Vice President and General Counsel
Family Dollar Stores, Inc.
10401 Monroe Road
Matthews, NC 28105

EXHIBIT A

November 6, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Family Dollar Stores, Inc.
Incoming letter dated September 17, 2007

The proposal requests that the board publish a report evaluating the company's policies and procedures for minimizing customers' exposure to toxic substances and hazardous components in its marketed products.

There appears to be some basis for your view that Family Dollar may exclude the proposal under rule 14a-8(i)(7), as relating to Family Dollar's ordinary business operations (i.e., sale of particular products). Accordingly, we will not recommend enforcement action to the Commission if Family Dollar omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Ted Yu
Special Counsel



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

CHARLES BURGER
ASSISTANT GENERAL COUNSEL

TELEPHONE: (212) 669- 4952
FACSIMILE: (212) 815-8551
CBURGER@COMPTROLLER.NYC.GOV

October 19, 2007

BY E-MAIL AND EXPRESS MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Family Dollar Stores, Inc.;
Shareholder Proposal submitted by New York City Employees' Retirement System

To Whom It May Concern:

I write on behalf of the New York City Employees' Retirement System (the "Fund") in response to the September 17, 2007 letter submitted to the Securities and Exchange Commission (the "Commission") by Janet G. Kelley, Senior Vice President and General Counsel of Family Dollar Stores, Inc. (the "Company" or "Family Dollar"), which seeks assurance that the Staff (the "Staff") of the Division of Corporation Finance of the Commission will not recommend any enforcement action as a result of the Company excluding the Fund's shareholder proposal (the "Proposal") from its proxy statement for the 2008 annual meeting. I have reviewed the Proposal, as well as the Company's September 17, 2007 letter, and Rule 14a-8. Based upon that review, it is my opinion that the Proposal may not be omitted from the Company's 2008 proxy materials. In light of the recent flood of consumer product recalls due to the presence of lead and other hazards, the Proposal, which seeks a report on how the Company minimizes customers' exposure to such health risks in the products it sells, relates to significant social policy issues that transcend "ordinary business." Accordingly, the Fund respectfully requests that the Commission deny the relief that the Company seeks.

I. THE PROPOSAL

The Proposal consists of a series of whereas clauses followed by a resolution. The whereas clauses set out concerns with respect to the safety of imported products generally, and consumers' exposure to toxic and hazardous substances contained in the Company's marketed products specifically.

The Resolved clause then states:

> **Therefore, be it resolved,** that shareholders request that by July 1, 2008, at a reasonable cost and omitting proprietary information, the Board publish a report evaluating Company policies and procedures for systematically minimizing customers' exposure to toxic substances and hazardous components in its marketed products. This report should summarize the criteria used to evaluate such products for safety, and include options for systematically identifying toxic ingredients and hazardous components in stocked products, and encouraging suppliers to reduce or eliminate such materials.

II. DISCUSSION:

THE COMPANY HAS NOT SHOWN THAT IT MAY OMIT THE PROPOSAL UNDER RULE 14a-8(i)(7)

The Company seeks to omit the Proposal under Rule 14a-8(i)(7) (relates to ordinary business of the company). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that this exclusion applies. For the reasons set forth below, the System submits that the Company has failed to meet its burden of proving its entitlement to "no-action" relief.

A. The Proposal Focuses on Risks to the Public's Health and Safety, and Thus May Not Be Excluded as Relating to "Ordinary Business" Under Rule 14a-8(i)(7).

Rule 14a-8(i)(7) cannot be used to exclude the Proposal that Family Dollar publish a report evaluating the Company's policies for minimizing the same health risks that are at this moment a key public policy issue for the President, Congress, industry, the press and the public.

The Division of Corporation Finance has explicitly stated that "ordinary business" cannot be used as a rationale to exclude under Rule 14a-8(i)(7) proposals that relate to matters of substantial public interest. The July 12, 2002 *Staff Legal Bulletin 14A*, which specified that Staff would no longer issue no-action letters for the exclusion of shareholder proposals relating to executive compensation, advised:

> The fact that a proposal relates to ordinary business matters does not

> conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission stated in Exchange Act Release No. 40018, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." *See* Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018 (May 21, 1998).

(Footnotes omitted).

The Bulletin then reviewed the Commission's historical position of not permitting exclusion on ordinary business grounds of proposals relating to significant policy issues:

> The Commission has previously taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters."

Id.

More recently, *Staff Legal Bulletin 14C* (June 28, 2005) made clear that proposals seeking reports concerning the effects of a company's actions on the environment or public health, as the Proposal to Family Dollar explicitly does here, do not relate to "ordinary business." That Bulletin stated, in relevant part:

> To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

Thus the Proposal, which on its face, in the words of *Staff Legal Bulletin 14C,* "focuses on the company minimizing or eliminating operations that may adversely affect . . . the public's health," cannot be excluded under Rule 14a-8(i)(7).

Indeed, subsequent to the clarifications set forth in *Staff Legal Bulletins 14A* and *14C,* the Staff have rejected companies' requests to use Rule 14a-8(i)(7) to exclude proposals requesting greater corporate disclosure regarding the effect of companies' products and activities on public health, safety and the environment. *See General Electric Company* (January 31, 2007) (requesting that the board prepare a report on global warming resulting from its activities); *CVS Corporation* (March 3, 2006) (requesting board publish a report evaluating the feasibility of reformulating all of its private label cosmetics products to be free of chemicals linked to cancer, mutation or birth defects); *Exxon Mobil Corporation* (March 12, 2007) (requesting that the company provide information at its pumps regarding carbon dioxide emissions generated by the sale of gasoline); *PepsiCo., Inc.* (March 2, 2007) (requesting that the company adopt a policy to identify and label all food products manufactured or sold by the company that may contain genetically engineered ingredients).[1]

A similar line of opinions rejects the notion that 14a-8(i)(7) can be used to exclude proposals relating to other significant public concerns, such as human rights and freedoms or national security. *See Yahoo! Inc.* (April 13, 2007) (requesting that management institute policies, with certain minimum standards, to help protect global freedom of access to the Internet); *General Electric Co.* (Jan. 28, 2005) (seeking report on reputational risks of investing in Iran); *BJ Services Co.* (Dec. 10, 2003) (seeking report on financial consequences of investing in, and divesting from, Burma).

As further detailed below, the significant social policy issues relating to consumer product safety, recognized at the most senior levels of the United States government -- and which have implicated Family Dollar itself -- take the Proposal well outside of "ordinary business." They also distinguish the no-action letters under Rule 14a-8(i)(7) cited by the Company. To the extent the Staff's letters in *Walgreen Co.* (October 12, 2006) and *Wal-Mart Stores, Inc.* (March 24, 2006), relied upon the Company in its request for no-action relief, might have been at all germane to the Proposal here, the assumptions upon which they were based have been radically altered. What may, even a year ago, have seemed like distant, minor or theoretical risks to the public health have turned out to be serious current threats, including as to products sold by Family Dollar itself, and have given rise to vigorous public policy debates. The recent extraordinary recalls of lead-tainted toys and other products have brought into sharp focus the vital interest that shareholders have in being able to seek increased corporate disclosure about minimizing the health and safety risks of consumer products.

1 The Staff's consistent rulings on these issues also indicate that shareholder proposals requesting greater corporate disclosure regarding significant health, safety or environmental risks do not improperly seek to "micro-manage" the company.

B. The Public Debate About Toxic and Hazardous Consumer Products.

1. The Product Recalls and the Public and Industry Reactions

Recently, public attention has focused on the unprecedented, and still ongoing, recalls of millions of toxic and hazardous goods by U.S. retailers, importers, and manufacturers. That flood of recalls of dangerous products (many made in China), from toxic toys and lead-laden trinkets to contaminated pet food [2], counterfeit toothpaste [3], and defective tires [4], have raised concerns that companies lack the proper and necessary safeguards to protect consumers. Approximately 80 percent of toys sold in the United States are produced in China, and at least 15 million toys made there have been recalled in the United States in the past two months. *See Curious George Shipments Blocked Pending Lead Tests*, Washington Post, (October 11, 2007) (noting the above statistics.) However, the threat to consumers is certainly not limited to products made in China; and can originate from a variety of sources.

As Senator Sam Brownback (R-Kan) stated at the Toy Safety Hearing held by the Senate Appropriations Subcommittee on Financial Services and General Government (the "Senate Appropriations Committee") on September 12, 2007, "the problems we're now seeing with Chinese-made toys and other consumer products is just a symptom of a much larger problem that must be dealt with in a swift and vigorous way." *See China governance system faulted in U.S. toy debate*, Reuters, (Sept. 12, 2007) (available at uk.reuters.com/article/governmentFilingsNews/idUKN1221109720070912?pageNumber=1).

Government, industry and the press concur that the dangers facing U.S. consumers exceed the government's ability and consumers' wherewithal [5] to detect and contain hazards. That public discussion has emphasized that heightened scrutiny of consumer products by manufacturers and retailers is needed to fill the enforcement gap, and thereby minimize risks to the public health. That issue is at the core of the Fund's Proposal to Family Dollar.

Gale Nord, Acting Chairman of the Consumer Product Safety Commission ("CPSC"), testified to the House Subcommittee on Commerce, Trade and Consumer Protection (the "House Commerce Subcommittee") on September 19, 2007 that her agency's efforts in this area do not suffice:

---

2 *See Pet Food Recall Spreads, and So Does Confusion*, USA Today (April 1, 2007).
3 *See Counterfeit Toothpaste Found in Maryland*, Washington Times (June 14, 2007).
4 *See U.S. Distributor Recalls 255,000 Chinese Tires*, Washington Post (August 10, 2007).
5 According to the Centers for Disease Control and Prevention, only a certified laboratory can accurately test a toy for lead; as do-it-yourself kits available to consumers cannot adequately measure lead levels. (*See* www.cdc.gov/nceh/lead/faq/toys.htm).

> The marketplace has changed dramatically in the seventeen years that have passed since Congress last revised [CPSC's] statutes. Not only are there new technologies that have emerged, and continue to emerge, in creating and manufacturing products, but also technology has significantly changed the way that consumers shop and purchase goods and the way the public receives information....The result is that the inspection and enforcement tools at the agency's disposal with respect to imported products are not as strong as they need to be.

Later in her testimony, she addressed corporate America's role in ensuring safety:

> When [CPSC's governing statute] was written in 1973....Congress recognized that this new agency could not impose US law on foreign manufacturers, so our statutes hold everyone in the stream of commerce in the US responsible and potentially liable. In brief, the American importer, as well as the domestic distributor and retailer, is held responsible for complying with US rules.

Full text of Chairman Nord's testimony is available at:
www.energycommerce.house.gov/cmte_mtgs/110-ctcp-hrg.091907.Nord-testimony.pdf.

As the *New York Times* reported in an article about imported jewelry with high levels of lead:

> Inspections by the Consumer Product Safety Commission of 85 pieces of jewelry collected since last fall from retailers and importers determined that 20 percent still posed a potential poisoning hazard. Separate surveys by health officials or lead experts in Ohio, Massachusetts and Maryland found even higher percentages.
>
> The unannounced federal inspections also left no doubt about the primary source of the threat: of the 17.9 million pieces of jewelry items pulled from the market since the start of 2005, 95 percent were made in China.
>
> Numerous hazardous products imported from China...have been recalled. But the problem with the children's jewelry, persisting after two years, reveals just how difficult it may be to resolve such problems.

See Bid to Root Out Lead Trinkets Falters in U.S. (June 30, 2007).

Industry leaders, too, have entered the public debate, openly acknowledging retailers' and manufacturers' need for greatly heightened self-policing on product safety issues, to minimize risks to public health and safety.

Thus, the Vice President of Global Supply Chain Policy of the Retail Industry Leaders Association (RILA), at the September 20, 2007 hearing before the House Commerce Subcommittee, noted that some RILA members, in this new recall environment, have already started conducting "enhanced multistage testing through independent labs to confirm compliance with all U.S. safety standards and regulations." He testified further that, "with respect to branded toys, retailers work with their suppliers to confirm that sufficient product testing is occurring and to verify compliance with all U.S. safety and regulatory requirements. Retailers also conduct independent testing on samples destined for their shelves." (Full text of testimony available at: www.energycommerce.house.gov/cmte_mtgs/110-ctcp-hrg.092007.Thompson-testimony.pdf).

Similarly, Jerry Storch, Chairman and Chief Executive Officer of Toys "R" Us, Inc. testified at the September 12th Senate Appropriations Committee hearing that Toys "R" Us "is moving to require our vendors submit to us certification of testing for each batch coming to Toys "R" Us, and we have been told many vendors are already moving to this practice. To reinforce this direction, we strongly support strengthening third-party testing requirements. Specifically, we advocate for legislation requiring accredited certification of testing facilities. It is a sensible way for all of us – including retailers and consumers – to know that the manufacturers have or use quality testing facilities." (Full text of testimony available at: www.appropriations.senate.gov/hearings.cfm).

Carter Keithley, President of the Toy Industry Association, likewise testified before the Senate Appropriations Committee that members of the Toy Industry Association, whose members are collectively responsible for 85 percent of the toys sold in the United States and have been at the center of the recall storm, support a federal mandate that toys be tested by independent laboratories before they are sold. He added that failure by all parties to properly do such testing has "left our companies, the industry and most importantly our children exposed." (Full text of testimony available at www.appropriations.senate.gov/hearings.cfm).

Indeed, a week later, Robert Eckert, CEO of Mattel Inc., the nation's largest toy manufacturer, appearing before the House Commerce Subcommittee, outlined Mattel's new safety procedures for checking paint used on their toys, that includes extensive testing by either Mattel's own laboratories or Mattel-certified third-party laboratories of both sample paints and finished products, and increasing the frequency of random, unannounced inspections of vendors and subcontractors. (Full text of testimony available at www.energycommerce.house.gov/cmte_mtgs/110-ctcp-hrg.091907.Eckert-testimony.pdf.)

There is also clear evidence that the public debate over product recalls has already led many companies to take action. In the wake of the massive recalls, a number of companies engaged independent testers for safety verification, to reassure consumers and meet potential new government regulations. *See China Tainted Toys Offer SGS, Intertek Profit and Share Gains*, Bloomberg News (October 11, 2007); *See also Senators Urge More Stringent Rules for Toy Safety*, NY Times (September 13, 2007). In short, against a backdrop of public reports that in the wake of the public controversy over product recalls, other prominent vendors have adopted and/or publicized procedures to minimize health and safety risks from consumer products, the Fund's Proposal quite properly seeks a report on the Company's procedures to minimize those same risks.

Finally, the public controversy over hazardous toys has in the past year also focused on Family Dollar itself, because of hazardous products that Family Dollar, like many other retailers, has sold. Family Dollar was compelled twice during the last twelve months to recall products that created unreasonable health hazards. In both instances, the products were marketed to children: the "Rachael Rose Kidz" children's rings, which contained high levels of lead, and the "Creepy Cape" vinyl Halloween costumes, which were highly flammable. *See* U.S. CPSC Release, *Children's Rings Recalled by Shalom International Due to Lead Poisoning Hazard* (February 7, 2007), at www.cpsc.gov/cpscpub/prerel/prhtml07/07098.html; *See also* U.S. CPSC Release, *Family Dollar Recalls "Creepy Cape" Costumes Due to Flammability Hazard* (October 31, 2006), at www.cpsc.gov/cpscpub/prerel/prhtml07/07021.html. Thus, as to Family Dollar itself, the issues in the Proposal are very much a matter of public concern, and so, under Rule 14a-8 and *SLB 14A* and *14C*, transcend "ordinary business."

2. The President and Congress Have Expressed Their Concerns over Toxic and Hazardous Consumer Products, and Have Sought Solutions

In the wake of the public concern over the waves of product recalls, the executive and legislative branches of the federal government have clearly expressed their own serious concerns, and have proposed measures to protect the public health. Many of the proposals require that all companies involved in the supply chain closely inspect their products and fully disclose relevant data and information. As described below, President Bush has established a Cabinet-level working group to develop an action plan on this issue; the Consumer Product Safety Commission entered into a bilateral agreement with the Chinese government to stem the flow of tainted products; and Congressional leaders in both the House and the Senate have introduced multiple bills aimed at strengthening companies' inspection and detection processes, and creating a zero tolerance policy for the use of lead in children's toys. That active and vocal involvement by the President and Congress is further proof that the Proposal's issue is not just one of "ordinary business."

a. The President Creates a Working Group on Import Safety

President Bush and the Executive Branch have taken a prominent role in the public debate over hazardous products. The President identified consumer product safety as a pre-eminent issue confronting consumers and decided that it merits an extensive investigation. As such, on July 18,

2007, the President issued Executive Order 13439 establishing the Interagency Working Group on Import Safety (the "Working Group") and authorizing the Group to conduct a comprehensive review of current import safety practices and determine where improvements can be made. In announcing the creation of this entity, President Bush stressed that, "the world is changing, and in order to make sure that we can continue to have the confidence of our consumers, we will continually review practices and procedures to assure the American consumer." *See President Bush Meets with the Import Safety Working Group,* White House Press Release (July 18, 2007) (available at www.whitehouse.gov/news/releases/2007/07/20070718-6.html).

Other senior members of the Executive Branch have publicly echoed the President's sentiments concerning this issue of vital public interest. US Commerce Secretary Carlos Gutierrez released a statement that, "we must continue to be vigilant, ensure that our food supply remains the safest in the world and never forget the safety of the products on America's shelves is of critical importance." *See Secretary Gutierrez Statement on the Interagency Import Safety Strategic Framework,* Department of Commerce Press Release (Sept. 10, 2007) (available at www.commerce.gov/NewsRoom/PressReleases_FactSheets/PROD01_003872).

Last month, Michael Leavitt, the Secretary of Health and Human Services, summarized the Working Group's findings, when it released its Strategic Framework. The Framework focused on developing an integrated prevention, intervention and response system that follows a consumer product throughout its entire life cycle. Secretary Leavitt stated:

> [T]he dangers found in some imported products are warning signs to us. They're warning signs that our present system is not keeping pace. We've got to continue to adapt to a rapidly growing and changing global economy. . . Fundamental change in our strategy is being recommended. It's a change from an intervention-focused strategy to a risk-based approach focused on prevention with verification. Instead of a point-in-time assessment at the border, we're recommending a focus on the full import life cycle building safety into the products that we purchase every step of the way.

See Press Briefing on Import Safety by Health and Human Services Secretary Mike Leavitt and National Economic Director Al Hubbard (Sept. 10, 2007) (available at www.whitehouse.gov/news/releases/2007/09/20070910-1.html). Full text of the Working Group's Report to the President, *Protecting American Consumers Every Step of the Way: A strategic framework for continual improvement in import safety,* is available at www.importsafety.gov/report/report.pdf.

b. The U.S. Consumer Product Safety Commission enters into a Bilateral Agreement with China

The Executive Branch has taken further steps to address the health risks from consumer products. Illustrating the global significance of this issue, and the widespread concerns that have arisen, the United States and China negotiated a deal to help stamp out the sale of toxic and hazardous consumer products. In a cooperative effort to ensure the safety of children's toys, the

CPSC announced an agreement with its product safety counterparts in the Chinese government aimed at stopping the use of lead paint in the manufacture of toys and addressing other product safety issues. At a "Consumer Product Safety Summit" held in Washington, D.C. on September 11, 2007, the CPSC announced that China's General Administration of Quality Supervision, Inspection and Quarantine had agreed to take immediate action to eliminate the use of lead paint on Chinese manufactured toys exported to the United States.

In addition to the lead paint agreement, the two agencies announced work plans for cooperation in four product categories: Toys, Fireworks, Cigarette Lighters, and Electrical Products. The Work Plans provide a roadmap for bilateral efforts to improve the safety of these products, which represent some of the most frequent hazards to consumers.

Press release *available at:* www.cpsc.gov/cpscpub/prerel/prhtml07/07305.html.

c. Proposed Congressional Action

As noted earlier, in yet another demonstration of the intense concern over toxic and hazardous consumer products, several Congressional committees convened and listened to testimony from government and industry leaders and consumer advocates. But, as with the Executive Branch, Congressional leaders have more concretely expressed their concerns by proposing remedial action.

Bi-partisan concern over the same serious public policy issues identified in the Shareholder Proposal has resulted in multiple bills proposed by members of both parties. The near-identity of those legislative concerns with the Proposal's social policy concerns is evident from a review of the titles of the proposed legislation. For example, on September 5, 2007, Rep. Mike Ferguson (R-NJ) introduced *H.R. 3477: To amend the Consumer Product Safety Act to require third-party verification of compliance of children's products with consumer product safety standards promulgated by the Consumer Product Safety Commission, and for other purposes* (full text available at thomas.loc.gov/cgi-bin/query/z?c110:H.R.3477), while on October 3, 2007, Sen. Barack Obama (D-IL) introduced *S. 2132: To prohibit the introduction or delivery for introduction into interstate commerce of children's products that contain lead, and for other purposes*, cosponsored by, among others, Sen. Hillary Rodham Clinton (D-NY) and Sen. John Kerry (D-MA)(full text available at thomas.loc.gov/cgi-bin/query/z?c110:s2132).[6]

With the President and his Cabinet, and both Houses of Congress, having recognized that minimizing the risks to public health and safety from hazardous consumer products is an issue of

6 Related bills include: *S. 1833: Children's Products Safety Act of 2007*, introduced by Sen. Bill Nelson (D-FL) on July 19, 2007 (at thomas.loc.gov/cgi-bin/query/z?c110:S.1833:); *S. 1847: Consumer Product Safety Modernization Act of 2007* introduced by Sen. Richard Durbin (D-IL) on July 23, 2007 (at thomas.loc.gov/cgi-bin/query/z?c110:S.1847:); *H.R. 1699: Danny Keysar Child Product Safety Notification Act* introduced by Rep. Janice Schakowsky (D-IL) on March 26, 2007 (at thomas.loc.gov/cgi-bin/bdquery/z?d110:h1699:); and *H.R. 3743: The Lead Free Toys Act* introduced by Rep. Henry Waxman (D-CA) on Oct. 3, 2007 (at thomas.loc.gov/cgi-bin/query/z?c110:H.R.3743).

great national importance, that same issue is an entirely proper one to be embodied in the Fund's Proposal, and placed before Family Dollar's shareholders for their consideration.

III. Conclusion

The Fund's Proposal properly requests that Family Dollar provide greater disclosure to shareholders about the Company's actions to minimize a very significant public health hazard. The extraordinary public response to the product recalls, and the measures undertaken by the federal government and private industry leaders to lessen the threat that toxic and hazardous products pose to the public health, demonstrate that this issue, at the heart of the Fund's Proposal, is not one of "ordinary business". Accordingly, under the standards set forth in Rule 14a-8, and the guidance of *Staff Legal Bulletins 14A* and *14C*, the Company has failed to meet the burden of showing that the Fund's Proposal may be excluded under 14a-8(i)(7).

For the reasons set forth above, the Fund respectfully requests that the Company's request for "no-action" relief be denied.

Thank you for your consideration.

Sincerely,

/s/

Charles Burger

Cc: Janet G. Kelley, Esq.
Senior Vice President and General Counsel
Family Dollar Stores, Inc.
10401 Monroe Road
Matthews, NC 28105



Corporate Legal Department
10401 Monroe Road, Matthews, NC 28105

September 17, 2007

VIA E-MAIL AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal by New York City Comptroller William C. Thompson, Jr., on behalf of the board of trustees of the New York City Employees' Retirement System

Ladies and Gentlemen:

Family Dollar Stores, Inc., a Delaware corporation (the "Company" or "Family Dollar"), has received a shareholder proposal dated July 30, 2007 (the "Proposal", attached as Appendix A), from New York City Comptroller William C. Thompson, Jr., on behalf of the board of trustees of the New York City Employees' Retirement System (the "Proponent") for inclusion in the Company's proxy materials for its 2008 annual meeting of shareholders (the "2008 Proxy Materials"). The Company believes it properly may omit the Proposal from the 2008 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company excludes the Proposal from the 2008 Proxy Materials in reliance upon Rule 14a-8(i)(7) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Company intends to mail to shareholders, on or about December 7, 2007, its definitive proxy statement and form of proxy in conjunction with its 2008 annual meeting of shareholders. That meeting currently is scheduled to be held on January 17, 2008. The Company intends to file definitive copies of the 2008 Proxy Materials with the Commission at the same time they are first mailed to shareholders.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed on the Company's behalf are six (6) copies of each of (i) the Proposal and (ii) this letter, which sets forth the grounds on which the Company proposes to omit the Proposal from its 2008 Proxy Materials. Also enclosed are an additional copy of this letter, which we request to have file-stamped and returned in the enclosed postage-prepaid envelope, and copies of correspondence related to the Proposal. As required by Rule 14a-8(j), a copy of this letter also is being sent to the Proponent as notice of the Company's intention to omit the Proposal from the Company's 2008 Proxy Materials.

The Proposal requests that "the Board publish a report evaluating Company policies and procedures for systematically minimizing customers' exposure to toxic substances and hazardous components in its marketed products. This report should summarize the criteria used to evaluate such products for safety, and include options for systematically identifying toxic ingredients and hazardous components in stocked products, and encouraging suppliers to reduce or eliminate such materials." The Company seeks to omit the Proposal from its 2008 Proxy Materials on the grounds that the Proposal relates to the Company's ordinary business operations and is excludable under Rule 14a-8(i)(7).

Under Rule 14a-8(i)(7), a shareholder proposal may be omitted from a company's proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). The general policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." In the 1998 Release, the Staff noted two central considerations underlying this policy: first, that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight;" and second, "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Furthermore, in a 1983 release, the Staff stated that merely requesting that the registrant prepare a special report will not remove the proposal from the ordinary business grounds for exclusion. *See* Exchange Act Release No. 20091 (August 16, 1983). The Proposal at issue affects Family Dollar's ordinary business operations and "micro-manages" the Company's business functions. That the Proposal asks for a report does not affect these bases for exclusion under Rule 14a-8(i)(7).

The Company believes that it may properly exclude the Proposal because product selection is fundamental to management's ability to run the Company on a day-to-day basis, and because the Proposal attempts to "micro-manage" the Company's retail business practices and product inventory. The 1998 Release states that proposals may be seen as attempting to micro-manage a Company "where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." The Proposal asks the Company to develop "options for systematically identifying toxic ingredients and hazardous components in stocked products, and encouraging suppliers to reduce or eliminate such materials." The evaluation of and decisions regarding the selection of products to be sold in the Company's stores are complex business decisions based on a multitude of factors that are outside the knowledge and expertise of shareholders. Such decisions fall within the Company's ordinary business operations and are fundamental to management's ability to control the Company's operations. As a result, product selection is not an appropriate subject for shareholder action.

The Staff recently concurred with this reasoning in *Wal-Mart Stores, Inc.* (available March 24, 2006) and again in *Walgreen Co.* (available October 13, 2006). In *Wal-Mart* the excluded proposal asked the board to "publish a report evaluating Company policies and procedures for systematically minimizing customers' exposure to toxic substances in products." Further, the report requested by the excluded *Wal-Mart* proposal would have "summarize[d] the criteria used to evaluate such chemicals, and include[d] options for systematically identifying toxic chemicals in stocked products, encouraging suppliers to reduce or eliminate such chemicals." The Proposal asks for essentially the same report, "a report evaluating Company policies and procedures for systematically minimizing customers' exposure to toxic substances and hazardous components in its marketed products." The report requested by the Proposal would likewise "summarize the criteria used to evaluate such products for safety, and include options for systematically identifying toxic ingredients and hazardous components in stocked products, and encouraging suppliers to reduce or eliminate such materials." Like the properly excluded *Wal-Mart* proposal, the Proposal interferes with the Company's ability to operate on a day-to-day basis.

The Proposal is also excludable because it seeks to "micro-manage" the Company's retail business practices and inventory of products. The 1998 Release states that proposals may be regarded as attempting to micro-manage the Company "where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." The Proposal asks the Company to develop "options for systematically identifying toxic ingredients and hazardous components in stocked products, and encouraging suppliers to reduce or eliminate such materials" by July 1, 2008.

The handling of inventory involves complex business decisions and falls within the Company's ordinary business operations. *See Wal-Mart.*

Furthermore, the Staff has excluded similar shareholder proposals that have requested reports on matters of ordinary business operations even when the proposal touches on a socially significant issue. *See, e.g., Ford Motor Company* (available March 2, 2004) (allowing exclusion of proposal recommending that the board publish annually a report regarding global warming which would include detailed information on temperatures, atmospheric gases, sun effect, carbon dioxide production, carbon dioxide absorption, and costs and benefits at various degrees of heating or cooling, as relating to ordinary business operations). *See also Wal-Mart* and *Walgreen* (available October 13, 2006) (permitting exclusion of a proposal requesting the board to produce a report that would characterize the levels of dangerous chemicals in the company's products and describe options for new ways to improve the safety of the company's products). The Proposal requests a report, by July 1, 2008, "evaluating Company policies and procedures for systematically minimizing customer's exposure to toxic substances and hazardous components in its marketed products." The Proposal, as in *Wal-Mart*, would require such a report to detail "options for systematically identifying toxic ingredients and hazardous components in [the Company's] marketed products" and would result in a report consisting of complex scientific data in excess of current regulatory requirements that would be neither enlightening nor in furtherance of any investor-related determination.

The Company is a large retailer, selling a multitude of products. Family Dollar purchases goods from many national and overseas suppliers. The requested study seems to require the Company to engage experts to undertake a large-scale research project and to determine the best product purchasing and inventory system for the Company. Business decisions such as the allocation of resources for research and product selection are not appropriate for direct shareholder oversight. *See Wal-Mart* and *Walgreen*. Moreover, decisions concerning the selection of products to be sold in the Company's stores are inherently based on complex business considerations that are outside the knowledge and expertise of shareholders. The ability to make business decisions as to product inventory is fundamental to management's ability to control the operations of the Company, and, as such is not appropriately transferred to the Company's shareholders. *See Wal-Mart* and *Walgreen* (October 13, 2006). Giving shareholders such ability would allow micro-management of the Company's business practices.

The Staff provided further clarification regarding the application of Rule 14a-8(i)(7) in Staff Legal Bulletin No. 14C (June 28, 2005) ("Bulletin 14C"), saying that "[t]o the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the Company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk." On the other hand, Bulletin 14C said that "[t]o the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7)."

The Proposal fits squarely within the factors identified in Bulletin 14C that provide a basis for exclusion, asking the Company to engage in and report on an assessment of the public health risks related to its marketed products. The Propónent's Supporting Statement focuses specifically on minimizing legal liability, protecting brand reputation and growing market share. Those areas are squarely within the Company's ordinary business operations which the Commission has made clear should be left to management and the board of directors. The Company believes the Proposal is therefore excludable under Rule 14a-8(i)(7).

For the reasons set forth above, the Company hereby respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the 2008 Proxy Materials. Should the Staff disagree with the conclusions set forth in this letter, the Company would appreciate the opportunity to confer with the Staff prior to the issuance of the Staff's response.

In order to facilitate transmission of the Staff's response to our request, our facsimile number is 704-814-4277 and the Proponent's facsimile number is (212) 669-4072. Please call the undersigned at 704-849-7427 or contact me at jkelley@familydollar.com if you have any questions or need additional information.

Thank you for your consideration.

Sincerely,



Janet G. Kelley
Senior Vice President and
General Counsel

LEGAL02/30526485v2

APPENDIX A

Shareholder Proposal

FAMILY DOLLAR STORES -- PRODUCT SAFETY

(Submitted by Comptroller William C. Thompson, Jr., on behalf the [*sic*] board of trustees of the New York City Employees' Retirement System.)

WHEREAS, recent reports of toxic and hazardous products imported into the US from overseas, including toothpaste, toys, tires, pet food, and other products, have led to increased concern among consumers, regulators, and law-makers about the safety of many products sold by US retailers, and,

WHEREAS, Family Dollar Stores annually markets millions of dollars worth of imported products at its over 6,300 stores in the US,

THEREFORE, BE IT RESOLVED, that shareholders request that by July 1, 2008, at reasonable cost and omitting proprietary information, the Board publish a report evaluating Company policies and procedures for systematically minimizing customers' exposure to toxic substances and hazardous components in its marketed products. This report should summarize the criteria used to evaluate such products for safety, and include options for systematically identifying toxic ingredients and hazardous components in stocked products, and encouraging suppliers to reduce or eliminate such materials.

SUPPORTING STATEMENT

We believe that by publishing the requested evaluation of company policies and practices relating to product safety, the Company can help promote public trust, minimize legal liability, protect brand reputation, and safeguard and grow its market share. We urge you to vote your shares FOR this resolution.

END